Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”) with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On October 14, 2021, Embark issued a press release entitled “Embark Opens Reservations to Partner Development Program Carriers Ahead of 2024 Commercial Launch, Securing 14,200 Reservations”. The press release announces that carriers participating in Embark’s Partner Development Program have placed a combined 14,200 reservations for Embark-equipped autonomous trucks.

Embark Opens Reservations to Partner Development Program Carriers Ahead of 2024 Commercial Launch, Securing 14,200 Reservations

Knight-Swift, Mesilla Valley Transportation, and others take part in deep network assessment to align lane-level capacity needs with autonomous truck demand.

SAN FRANCISCO, CA -– OCTOBER 14, 2021 –– Embark Trucks, Inc., a leading developer of autonomous technology for the trucking industry, today announced that carriers participating in Embark’s Partner Development Program (PDP) have placed a combined 14,200 reservations for Embark-equipped autonomous trucks. These non-binding reservations – which reflect the results of customized in-depth demand planning analyses – cover reservations over a 5-year period, securing priority access to Embark-equipped trucks commencing upon the expected 2024 commercial launch of the Embark Driver software through the end of 2028. This remarkable interest from fleet partners is the initial result of extensive strategic planning, operational evaluation, and autonomous commercial hauling, which Embark believes demonstrates a commitment from both Embark and its partners to safely and rapidly deploy commercial autonomous trucks in the US Sunbelt beginning in 2024.

The 14,200 trucks reserved by PDP members, if purchased, represent a projected 10 billion billable Embark Driver miles over their lifetimes.[1] By comparison, in 2024, Embark and its carrier partners plan to begin rapidly deploying the confirmed trucks on high-priority lanes across the country over time. These reservations, and the associated licensed miles, demonstrate that Embark’s commercial preparation activities today should establish a base that enables Embark to meet its early year revenue targets.

“With these reservations, Embark is providing a competitive advantage to fleet partners who have invested the time and energy in preparing to deploy first,” said Alex Rodrigues, CEO of Embark. “In just a few years, we believe our partners will be able to operate with a next-generation product that is safer, more efficient, and more sustainable, enabling them to utilize autonomous trucks to grow their business while retaining their existing driver workforce to serve on shorter routes.”

Each set of reservations was sized based on the unique needs of individual PDP partners, using a detailed network assessment to evaluate autonomous trucking needs. Embark and its partners analyzed billions of miles across millions of loads at the lane level to determine the incremental benefits that autonomous trucks can deliver across cost savings, speed, sustainability, and safety. By considering factors such as region of operation, lane length, frequency, and more, Embark and its partners were able to prioritize lanes that deliver an outsize benefit from conversion to automation and secure capacity for the Embark-equipped trucks necessary to fulfill this demand.

For example, automating a 600 mile run is expected to generate significantly more value than automating a similar 500 mile run. This is because a 500 mile run can be completed in 10 hours manually with a single driver, while a 600 mile run could take approximately 22 hours to complete manually assuming full compliance with the federal hours of service rules, which dictate a driver must take a 10 hour break after 11 hours of operation. As a result, Embark believes that the 600 mile autonomous run should realize cost savings, an estimated 10 hour reduction in delivery time, and sustainability gains by eliminating overnight idling and improving fuel efficiency due to closer adherence to speed limits. Nuanced considerations like this allow Embark to build highly-customized network conversion strategies that prioritize and sequence lanes based on a fleet’s specific business objectives and the full range of benefits achievable using autonomous trucks.

[1] Lifetime forecast based on Embark assumption of 360K licensed miles per year per autonomous truck (see Slide 42 of Embark’s June 2021 Investor Presentation) and 2 year serviceable life.

“There is a strong case for early deployment of Embark’s technology in key segments of our network, where it can be used as a tool to provide critical safety enhancements for our drivers and ultimately work towards the goal of improving the driving job,” said Dave Jackson, CEO of Knight-Swift and Embark Advisory Board member. “Our management team has worked closely with Embark to weigh the unique benefits in speed, cost, and sustainability against the operational and technical hurdles of deployment at a lane-level, enabling Knight-Swift to accurately prioritize the network segments where this technology could deliver the most value and place reservations against this plan."

In parallel, Embark has advanced its platform-agnostic Embark Universal Interface (EUI), a set of standardized self-driving components and flexible interfaces that enable integration of the Embark Driver with different OEM platforms. The PDP fleets placing reservations currently purchase trucks from all four of the major OEMs, including Freightliner, International, Peterbilt, and Volvo. With Embark’s EUI approach, they will continue to be able to use trucks from any of these OEMs within their autonomous fleet, ensuring greater flexibility and control over their operations. Earlier this year, Embark announced collaborations with NVIDIA, Cummins, and ZF to enhance integration of the EUI and improve safety, fuel efficiency, and performance of the self-driving system.

As Embark progresses against its go-to-market timeline, the company will continue to work closely with existing carrier partners and evaluate new carriers for potential inclusion in the Partner Development Program, seeking to ensure a seamless transition to commercial deployment in 2024.

This reservation commitment comes ahead of Embark’s planned merger with Northern Genesis Acquisition Corp. II (NYSE:NGAB) (“Northern Genesis 2”), and follows years of technical and business progress at Embark. Since publicizing the definitive business combination agreement with Northern Genesis 2 in June 2021, Embark has expanded its transfer point network, refined transfer point operations, and worked closely with Tier 1 suppliers on the scaling of the Embark Universal Interface. Upon closing of the proposed business combination with Northern Genesis 2, subject to a vote by the shareholders of Northern Genesis 2, Embark will become a publicly traded company and will list on the NASDAQ under the ticker symbol “EMBK.”

About Embark Trucks

Embark is an autonomous vehicle company building the software powering autonomous trucks, focused on improving the safety, efficiency, and sustainability of the nearly $700 billion a year trucking market. Headquartered in San Francisco, CA since its founding in 2016, Embark is America’s longest-running self-driving truck program. The company partners with some of the largest shippers and carriers in the nation, collectively representing over 35,000 trucks.

Embark’s mission is to realize a world where consumers pay less for the things they need, drivers stay close to the homes they cherish, and roads are safer for the people we love. To learn more about Embark, visit embarktrucks.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the ability to realize on the non-binding reservations and the likelihood that all expected reservations will be fulfilled; (2) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (3) the inability to complete any proposed business combination in a timely manner or at all; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (5) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (6) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (7) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (8) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (9) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the any proposed business combination; (11) changes in the applicable laws or regulations; (12) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (13) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (14) the impact of the global COVID-19 pandemic; and (15) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K and Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.